Exhibit 99.1

Transition Therapeutics Announces Closing of Private Placement Equity Financing

TORONTO, June 23, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI) (TSX: TTH) announced that it has closed its previously announced private placement through which 3,195,487 units of the Company were purchased by Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders.   Gross proceeds of the private placement totalled US$17 million.

As previously announced, each unit consists of one common share, and 0.61 of a common share purchase warrant with a purchase price of US$7.10 per whole warrant.   Each whole warrant will entitle the holder, within two years, to purchase one additional common share in the capital of the Company.  If and when all of the warrants are exercised, the Company will realize an additional US$13.8 million in proceeds.

These securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT-401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the Canadian Securities Commissions, the U.S. Securities and Exchange Commission or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including the total aggregate investment to be made in the Company, the conduct of clinical trials and the potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:
Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 23-JUN-14